                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                                  FORM 11-K



        (Mark One)

          [X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 For the fiscal year ended December 31, 1993

                                      OR

          [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the transition period from ____ to ____

                        Commission File Number  1-4009



                        ______________________________

                      THE UNITED STATES SHOE CORPORATION
                            SALARIED EMPLOYEES TAX
                            INCENTIVE SAVINGS PLAN

                        ______________________________


                      THE UNITED STATES SHOE CORPORATION
                             One Eastwood Drive
                           Cincinnati, Ohio  45227

                      THE UNITED STATES SHOE CORPORATION

                SALARIED EMPLOYEES TAX INCENTIVE SAVINGS PLAN


                             FINANCIAL STATEMENTS

                                    AS OF

                          DECEMBER 31, 1993 AND 1992


                                TOGETHER WITH

                               AUDITORS' REPORT

                      THE UNITED STATES SHOE CORPORATION

                SALARIED EMPLOYEES TAX INCENTIVE SAVINGS PLAN



                              TABLE OF CONTENTS


                                                                      PAGE
                                                                      ----
Report of Independent Public Accountants                                1

Statement of Net Assets Available
  for Benefits as of December 31, 1993                                  2

Statement of Net Assets Available
  for Benefits as of December 31, 1992                                  3

Statement of Changes in Net Assets Available
  for Benefits for the Year Ended
  December 31, 1993                                                     4

Statement of Changes in Net Assets Available
  for Benefits for the Year Ended
  December 31, 1992                                                     5

Notes to Financial Statements                                           6

                   Report of Independent Public Accountants
                   ----------------------------------------

To the Human Resource Policy Committee of
  The United States Shoe Corporation

        We have audited the accompanying statements of net assets available for benefits of THE UNITED STATES SHOE CORPORATION SALARIED EMPLOYEES TAX INCENTIVE SAVINGS PLAN as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


Cincinnati, Ohio                                /s/ Arthur Andersen LLP
  October 3, 1994


                                                THE UNITED STATES SHOE CORPORATION
                                           SALARIED EMPLOYEES TAX INCENTIVE SAVINGS PLAN
                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      AS OF DECEMBER 31, 1993
                                 FIDELITY                     FIDELITY                     U.S.
                                  EQUITY        FIDELITY     RETIREMENT    FIDELITY        SHOE
                                  INCOME        MAGELLAN    MONEY MARKET   BALANCED       COMMON          LOAN         TOTAL
                                   FUND          FUND          FUND          FUND          STOCK          FUND       ALL FUNDS
                                ----------    ----------    ----------    ----------    ----------      --------    -----------
ASSETS:

  Employer contribution
    receivable                  $  -          $  -          $  -          $  -          $  197,682      $  -        $  197,682

Master Trust investments,
  including accrued investment
  income                         4,833,465     4,920,633     3,957,504     2,053,720     3,332,955       676,951     19,775,228
                                ----------    ----------    ----------    ----------    ----------      --------    -----------
  TOTAL NET ASSETS
    AVAILABLE FOR BENEFITS      $4,833,465    $4,920,633    $3,957,504    $2,053,720    $3,530,637      $676,951    $19,972,910
                                ==========    ==========    ==========    ==========    ==========      ========    ===========

                                          The accompanying notes to financial statements
                                             are an integral part of these statements.


                                                THE UNITED STATES SHOE CORPORATION
                                           SALARIED EMPLOYEES TAX INCENTIVE SAVINGS PLAN
                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      AS OF DECEMBER 31, 1992
                               LOSANTIVILLE
                                 TREASURY
                                   FUND
                                -----------
ASSETS:

  Accrued investment income     $  -

  Employer contribution
    receivable                     -

  Investments, at market value
                                -----------
  TOTAL NET ASSETS
    AVAILABLE FOR BENEFITS      $  -
                                ===========

                                 FIDELITY                     FIDELITY                     U.S.
                                  EQUITY        FIDELITY     RETIREMENT    FIDELITY        SHOE
                                  INCOME        MAGELLAN    MONEY MARKET   BALANCED       COMMON          LOAN         TOTAL
                                   FUND          FUND          FUND          FUND          STOCK          FUND       ALL FUNDS
                                ----------    ----------    ----------    ----------    ----------      --------    -----------
ASSETS:

  Accrued investment income     $  -          $  -          $  -          $  -          $   20,075      $  -        $    20,075

  Employer contribution
    receivable                     -             -             -             -             239,758         -            239,758

  Investments, at market value   4,034,408     3,252,226     5,840,541     2,276,587     1,872,311       476,720     17,752,793
                                ----------    ----------    ----------    ----------    ----------      --------    -----------
  TOTAL NET ASSETS
    AVAILABLE FOR BENEFITS      $4,034,408    $3,252,226    $5,840,541    $2,276,587    $2,132,144      $476,720    $18,012,626
                                ==========    ==========    ==========    ==========    ==========      ========    ===========

                                          The accompanying notes to financial statements
                                             are an integral part of these statements.


                                                THE UNITED STATES SHOE CORPORATION
                                           SALARIED EMPLOYEES TAX INCENTIVE SAVINGS PLAN
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                      AS OF DECEMBER 31, 1993
                                 FIDELITY                     FIDELITY                     U.S.
                                  EQUITY        FIDELITY     RETIREMENT    FIDELITY        SHOE
                                  INCOME        MAGELLAN    MONEY MARKET   BALANCED       COMMON          LOAN         TOTAL
                                   FUND          FUND          FUND          FUND          STOCK          FUND       ALL FUNDS
                                ----------    ----------    ----------    ----------    ----------      --------    -----------
NET ASSETS AVAILABLE
  FOR BENEFITS, beginning
  of year:
                                 $4,034,408   $3,252,226    $5,840,541    $2,276,587    $2,132,144      $476,720    $18,012,626
                                ----------    ----------    ----------    ----------    ----------      --------    -----------

INCREASES:
Contributions                      450,404       836,293       491,378       368,575       820,653        -           2,967,303
Master trust income                871,495       874,018       136,112       422,158       820,201        41,180      3,165,164
Participant loan repayments         56,927       119,493        50,730        38,824       -            (265,974)       -
Transfers between funds, net       107,889       370,094      (406,583)      (71,400)      -              -             -
                                ----------    ----------    ----------    ----------    ----------      --------    -----------
        Total increases          1,486,715     2,199,898       271,637       758,157     1,640,854      (224,794)     6,132,467
                                ----------    ----------    ----------    ----------    ----------      --------    -----------

DECREASES:
Distributions to participants      539,823       377,102     2,025,127       917,735       248,116        52,275      4,160,178
Participant loan withdrawals       139,031       165,348       114,868        58,053        -           (477,300)       -
Transfers between plans              8,804       (10,959)       14,679         5,236        (5,755)       -              12,005
                                ----------    ----------    ----------    ----------    ----------      --------    -----------

        Total decreases            687,658       531,491     2,154,674       981,024       242,361      (425,025)     4,172,183
                                ----------    ----------    ----------    ----------    ----------      --------    -----------
Net increase (decrease)            799,057     1,668,407    (1,883,037)     (222,867)    1,398,493       200,231      1,960,284
                                ----------    ----------    ----------    ----------    ----------      --------    -----------

NET ASSETS AVAILABLE
  FOR BENEFITS, end of year     $4,833,465    $4,920,633    $3,957,504    $2,053,720    $3,530,637      $676,951    $19,972,910
                                ==========    ==========    ==========    ==========    ==========      ========    ===========

                                          The accompanying notes to financial statements
                                             are an integral part of these statements.


                                                THE UNITED STATES SHOE CORPORATION
                                           SALARIED EMPLOYEES TAX INCENTIVE SAVINGS PLAN
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                      AS OF DECEMBER 31, 1992
                                 Losantiville
                                   Treasury
                                     Fund
                                --------------
NET ASSETS AVAILABLE
  FOR BENEFITS, beginning
  of year:                      $    403
                                --------------


INCREASES:
  Contributions                     -
  Interest and dividends            -
  Realized gains/(losses)
    on sale of investments          -
  Participant loan repayments       -
  Transfers between funds, net      (403)

  Transfers from another
    trust (Note 5)             -------------
        Total increases             (403)
                               -------------

DECREASES:
  Distributions to participants     -
  Participant loan withdrawals      -

  Unrealized (appreciation)/
    depreciation                    -
                                --------------

        Total decreases             -
                                --------------

        Net increase (decrease)     (403)
                                --------------


NET ASSETS AVAILABLE
  FOR BENEFITS, end of year    $    -
                                ==============
                                 FIDELITY                     FIDELITY                     U.S.
                                  EQUITY        FIDELITY     RETIREMENT    FIDELITY        SHOE
                                  INCOME        MAGELLAN    MONEY MARKET   BALANCED       COMMON          LOAN         TOTAL
                                   FUND          FUND          FUND          FUND          STOCK          FUND       ALL FUNDS
                                ----------    ----------    ----------    ----------    ----------      --------    -----------
NET ASSETS AVAILABLE
  FOR BENEFITS, beginning
  of year:
                                  $3,122,680    $2,216,681    $3,438,543    $  819,505    $1,545,146      $295,005    $11,437,963
                                  ----------    ----------    ----------    ----------    ----------      --------    -----------

INCREASES:
  Contributions                      458,072       896,473       594,593       397,481       897,892        -           3,244,511
  Interest and dividends             136,361       419,647       162,438       105,697        70,485        30,287        924,915
  Realized gains/(losses)
    on sale of investments            30,881       (25,598)      -               3,206         3,640        -              12,129
  Participant loan repayments         36,311        66,579        45,222        28,654       -            (176,766)       -
  Transfers between funds, net       368,950       322,809    (1,846,025)    1,154,669       -              -             -
  Transfers from another
    trust (Note 5)                    16,466         9,281     7,532,164         3,575         3,558        -           7,565,044
                                  ----------    ----------    ----------    ----------    ----------      --------    -----------
        Total increases            1,047,041     1,689,191     6,488,392     1,693,282       975,575      (146,479)    11,746,599
                                  ----------    ----------    ----------    ----------    ----------      --------    -----------

DECREASES:
  Distributions to participants      329,688       336,971     3,984,627       163,135       269,424        71,906      5,155,751
  Participant loan withdrawals       125,140       118,631       101,767        54,562       -            (400,100)       -
  Unrealized (appreciation)/
    depreciation                    (319,515)      198,044       -              18,503       119,153        -              16,185
                                  ----------    ----------    ----------    ----------    ----------      --------    -----------

        Total decreases              135,313       653,646     4,086,394       236,200       388,577      (328,194)     5,171,936
                                  ----------    ----------    ----------    ----------    ----------      --------    -----------
        Net increase (decrease)      911,728     1,035,545     2,401,998     1,457,082       586,998       181,715      6,574,663
                                  ----------    ----------    ----------    ----------    ----------      --------    -----------

NET ASSETS AVAILABLE
  FOR BENEFITS, end of year       $4,034,408    $3,252,226    $5,840,541    $2,276,587    $2,132,144      $476,720    $18,012,626
                                  ==========    ==========    ==========    ==========    ==========      ========    ===========

                                          The accompanying notes to financial statements
                                             are an integral part of these statements.

                      The United States Shoe Corporation

                Salaried Employees Tax Incentive Savings Plan


                        Notes to Financial Statements

                          December 31, 1993 and 1992


(1)  Plan Description-
     ----------------

     The United States Shoe Corporation Salaried Employees Tax Incentive Savings Plan (the Plan) was adopted October 1, 1984 by The United States Shoe Corporation (the Company). Effective April 1, 1990, two new plans were spun off from the Plan: the LensCrafters Tax Incentive Retirement Savings Plan (the LensCrafters Plan) and the Women's Specialty Retailing Tax Incentive Savings Plan (the Women's Specialty Retailing Plan). The Plan provides eligible employees of the Footwear Manufacturing, Wholesaling and Distribution Groups, and the Corporate office the opportunity to save for future financial needs by setting aside a portion of their compensation through payroll deductions. Employees contribute up to 10% of their wages to the Plan, subject to the maximum contributions allowable by law and to the contribution adjustments necessary to meet the annual discrimination tests as required by the Internal Revenue Service. Pursuant to Section 401(k) of the Internal Revenue Code, contributions to the Plan are treated as deferred wages and, therefore, are not subject to federal income tax until the amounts are paid out at a later time.

     Participants direct their account balances to be invested in one or more of four funds administered by Fidelity Institutional Retirement Services. All contributions are invested directly into these elected funds. The Company also makes Company matching contributions to the Plan of up to 2.5% of a participant's compensation in the form of United States Shoe Corporation stock.

     The Plan covers all full-time salaried employees of the Footwear and Corporate operating groups of the Company (as defined in the Plan agreement) who have attained age 21 and have completed one year of service as defined by the Plan agreement. Participants who transfer between divisions may transfer their account balance between the three plans.

     Participants who terminate employment receive 100% of their contributions and the Company matching contributions, and Plan earnings which have been credited to their respective accounts. In addition, subject to approval by the Administrator, participants may apply for hardship withdrawals or may apply for a loan against their account balance. Hardship withdrawals are made for tuition and fees for the participant and/or dependents, medical costs, and acquisition or rehabilitation of principal residence. If the Plan is terminated all contributions and Plan earnings will be credited to the accounts of the participants.

     The Plan is administered by the Company through the Human Resource
     Policy Committee of The United States Shoe Corporation. Effective January 1, 1993 the Human Resource Policy Committee approved a change in trustees from Star Bank, N.A. to Fidelity Management Trust Company. Administrative expenses of the Plan are paid by the Company.

(2)  Significant Accounting Policies
     -------------------------------

     (a) INCOME TAXES--The Plan is exempt from federal income taxes under Section 401 of the Internal Revenue Code. A favorable tax determination letter has been received covering the plan agreement. Although the Plan has a favorable tax determination letter from the IRS, it has not been updated for the latest plan amendments. However, the Plan sponsor (the Company) and legal counsel are of the opinion that the Plan, as amended, meets the IRS requirements and therefore the Plan continues to be tax exempt.

     (b)  INVESTMENTS AND INVESTMENT VALUATION--Effective April 1,
          1993, the assets of the Plan and those of two other Plans of the Company were placed in a Master Trust at Fidelity Management Trust Company. The Plan invests in a number of segregated investment funds in accordance with the participants' directions. Investments, except for loans, are valued at quoted market prices on the last business day of the plan year.

          At December 31, 1993 and 1992 the participant investment options, and the nature of the underlying assets of these investment options are summarized below:


                INVESTMENT                          UNDERLYING ASSET
          -----------------------       ---------------------------------------
          Fidelity Equity Income        Common stock, convertible securities,
            Fund                        fixed income securities, foreign
                                        securities and preferred stocks.

          Fidelity Magellan Fund        Medium to large growth company stocks,
                                        fixed income securities, and foreign
                                        issues.

          Fidelity Retirement           Foreign and domestic money market
            Money Market Fund           instruments with maturities of one year
                                        or less.  Investments are not insured/
                                        guaranteed by the U.S. Government

          Fidelity Balanced Fund        Diversified portfolio of common and
                                        preferred stocks and bonds (Baa or BBB
                                        or better as rated by Moody's and
                                        Standard and Poor's, respectively).

     (c) BASIS OF ACCOUNTING--The statements are prepared on the accrual basis of accounting.

     (d) REALIZED AND UNREALIZED GAINS AND LOSSES--In accordance with Department of Labor regulations, realized and unrealized gains and losses are based on the value of the investments as of the beginning of the plan year or at the time of purchase, if purchased during the year.

     (e) LIMIT FOR CONTRIBUTIONS--In the 1993 and 1992 plan years, the maximum pay limit for contributions to qualified retirement plans was $235,840 and $228,860, respectively. Effective January 1, 1994, this limit was reduced by law to $150,000.

(3)  Plan Investments and Investment Income-
     --------------------------------------

     On April 1, 1993, the Plan's assets were placed in a Master Trust managed by Fidelity Management Trust Company, which was established for the purpose of collectively investing the assets of the Company's tax incentive savings plans. Investment growth is allocated to each participating plan, on a fund by fund basis, based on its proportionate share of each fund's assets. Accrued investment income of $17,738 has been included in Master Trust investments in the accompanying financial statements.

     At December 31, 1993, the Master Trust investments consisted of the following at market rate:

                                                    1993
                                                -----------
        Fidelity Equity Income Fund             $ 9,076,840
        Fidelity Magellan Fund                   13,066,390
        Fidelity Retirement Money Market Fund     7,973,787
        Fidelity Balanced Fund                    5,407,877
        U.S. Shoe Common Stock                    9,202,995
        Loan Fund                                 1,673,975
                                                -----------
                                                $46,401,864
                                                ===========

     At December 31, 1993, the Plan's investments represented approximately 42.6% of the Master Trust investments.

     For the year ended December 31, 1993, the Master Trust investment income consisted of the following:

                                                   1993
                                                ----------
        Interest and dividend income            $2,541,648
        Increase in current value of:
          Investments sold during the year         596,092
          Investments held at yearend            4,311,077
                                                ----------
          Realized and unrealized gains          4,907,169
                                                ----------
        Total investment income                 $7,488,817
                                                ==========

     Additional information concerning the Master Trust, including the schedule of reportable transactions and the schedule of assets held for investment purposes is included in the 1993 Master Trust Annual Report (Employer Identification Number 04-6568107) filed with the Department of Labor.

     As of December 31, 1992, the assets of the Plan were not included in the Master Trust. Investments which were greater than 5% of Plan assets consisted of the following:

                                                     DECEMBER 31, 1992
                                                --------------------------
                                                  COST        MARKET VALUE
                                                ----------      ----------
        Fidelity Equity Income Fund             $3,531,748      $4,034,408
        Fidelity Magellan Fund                   3,275,913       3,252,226
        Fidelity Retirement Money Market Fund    5,840,541       5,840,541
        Fidelity Balanced Fund                   2,253,277       2,276,587
        U.S. Shoe Common Stock                   1,892,841       1,872,311

(4)  Plan Amendments-
     ---------------

     Effective July 13, 1992, the Plan was amended to allow the merger of the Hahn Shoe Profit Sharing Plan (Hahn Plan) assets into the Plan as a result of the sale of the assets of The Hahn Shoe Division. The participant balances transferred were 100% vested. Effective September 30, 1992 Hahn Plan assets of $7,565,044 were transferred into the Plan.

(5)  Subsequent Event-
     ----------------

     In May 1994, the Board of Directors approved changes to the current plan structure which will be effective January 1, 1995. Under the proposed structure the LensCrafters and Women's Specialty Retailing Tax Incentive Savings Plans will be merged into the Plan. Employees will be able to contribute up to 15% of their wages to the Plan, subject to the maximum contributions allowable by law and to contribution adjustments necessary to meet the annual discrimination tests required by the Internal Revenue Service.

     Additionally, the Company matching contributions to the Plan will be revised from 50% of participants' contributions up to a maximum of 5% of wages to 100% of participants' contributions up to a maximum of 3% of wages. Finally, a discretionary Company matching contribution will be added to the Plan. The discretionary match, which will be based on the Company's financial performance, will be equal to 50% of a participant's contributions up to a maximum of 3% of wages.

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                  -----------------------------------------

  As independent public accountants, we hereby consent to the incorporation by reference of our report dated October 3, 1994, included in this Annual Report on Form 11-K for The United States Shoe Corporation Salaried Employees Tax Incentive Savings Plan for the year ended December 31, 1993, into the Company's registration statement filed on Form S-8 filed with the Securities and Exchange Commission on October 4, 1994.




                                        /s/ Arthur Andersen LLP


Cincinnati, Ohio,
October 4, 1994

                                  SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Associate Benefits Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                        THE UNITED STATES SHOE CORPORATION
                                        SALARIED EMPLOYEES TAX INCENTIVE
                                        SAVINGS PLAN


                                                By     /s/ James P. Maloney
                                                   ----------------------------
                                                        James P. Maloney,
                                                        Chairman Associate
                                                        Benefits Committee





October 3, 1994